SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

QUIDEL CORPORATION

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

74838J101

(CUSIP Number)

March 13, 2008

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74838J101

(1)	Name of reporting person I.R.S. identification number (entity only) Jack W. Schuler
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 3,403,758
	(8)	Shared voting power 441,961
	(9)	Sole dispositive power 3,403,758
	(10)	Shared dispositive power 441,961
(11)	Aggregate amount beneficially owned by each reporting person 3,845,719
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 11.6%
(14)	Type of reporting person IN

CUSIP No. 74838J101

(1)	Name of reporting person I.R.S. identification number (entity only) Renate Schuler
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 65,000
	(8)	Shared voting power 441,961
	(9)	Sole dispositive power 65,000
	(10)	Shared dispositive power 441,961
(11)	Aggregate amount beneficially owned by each reporting person 506,961
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 1.5%
(14)	Type of reporting person IN

CUSIP No. 74838J101

(1)	Name of reporting person I.R.S. identification number (entity only) Schuler Family Foundation EIN 36-4154510
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Illinois
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 441,961
	(8)	Shared voting power 0
	(9)	Sole dispositive power 441,961
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 441,961
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 1.3%
(14)	Type of reporting person CO

CUSIP No. 74838J101

(1)	Name of reporting person I.R.S. identification number (entity only) Tanya Eva Schuler Trust EIN 36-7205458
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Illinois
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 227,920
	(8)	Shared voting power 0
	(9)	Sole dispositive power 227,920
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 227,920
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 0.7%
(14)	Type of reporting person OO

CUSIP No. 74838J101

(1)	Name of reporting person I.R.S. identification number (entity only) Therese Heidi Schuler Trust EIN 36-7205459
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Illinois
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 228,000
	(8)	Shared voting power 0
	(9)	Sole dispositive power 228,000
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 228,000
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 0.7%
(14)	Type of reporting person OO

CUSIP No. 74838J101

(1)	Name of reporting person I.R.S. identification number (entity only) Tino Hans Schuler Trust EIN 36-7205456
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Illinois
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 227,923
	(8)	Shared voting power 0
	(9)	Sole dispositive power 227,923
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 227,923
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 0.7%
(14)	Type of reporting person OO

CUSIP No. 74838J101

(1)	Name of reporting person I.R.S. identification number (entity only) Schuler Grandchildren LLC EIN 26-1623709
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Illinois
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 250,000
	(8)	Shared voting power 0
	(9)	Sole dispositive power 250,000
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 250,000
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 0.8%
(14)	Type of reporting person OO

This Amendment No. 2 to Schedule 13D is filed to amend and restate the Schedule 13D filed by certain of the reporting persons on October 23, 2000, as amended by Amendment No. 1 filed on May 6, 2005 (as amended, the “Schedule 13D”), in respect of shares of the common stock, par value $0.001 per share, of Quidel Corporation, a Delaware corporation.

The Schedule 13D is amended and restated to read as follows:

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the common stock, par value $0.001 per share (“common stock”), of Quidel Corporation, a Delaware corporation (“Quidel”), whose principal executive offices are located at 10165 McKellar Court, San Diego, California 92121.

Item 2.	Identity and Background

The following information is provided for the persons filing this statement:

Name:	Jack W. Schuler
Residence or business address:	28161 North Keith Drive
Lake Forest, Illinois 60045
Principal occupation or employment:	Private investor
Citizenship:	United States

Name:	Renate Schuler
Residence or business address:	Crab Tree Farm
Post Office Box 531
Lake Bluff, Illinois 60044
Principal occupation or employment:	Private investor
Citizenship:	United States

Name:	Schuler Family Foundation
Nature:	Not-for-profit corporation
State or other place of organization:	Illinois
Principal business:	Private operating foundation
Principal office:	28161 North Keith Drive
Lake Forest, Illinois 60045

Name:	Tanya Eva Schuler Trust
Nature:	Irrevocable trust
State or other place of organization:	Illinois
Principal business:	not applicable
Principal office:	c/o H. George Schuler, Trustee
Schuler Development
1500 East Industrial Boulevard, Suite 225
McKinney, Texas 75069

Name:	Therese Heidi Schuler Trust
Nature:	Irrevocable trust
State or other place of organization:	Illinois
Principal business:	not applicable
Principal office:	c/o H. George Schuler, Trustee
Schuler Development
1500 East Industrial Boulevard, Suite 225
McKinney, Texas 75069

Name:	Tanya Eva Schuler Trust
Nature:	Irrevocable trust
State or other place of organization:	Illinois
Principal business:	not applicable
Principal office:	c/o H. George Schuler, Trustee
Schuler Development
1500 East Industrial Boulevard, Suite 225
McKinney, Texas 75069

Name:	Schuler Grandchildren LLC
Nature:	Limited liability company
State or other place of organization	Illinois
Principal business	not applicable
Principal office	c/o Jack W. Schuler, Manager
28161 North Keith Drive
Lake Forest, Illinois 60045

During the last five years, none of the persons filing this statement has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, none of the persons filing this statement was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds and Other Consideration

Each person filing this statement used personal funds as the source of payment of the purchase price of the shares of Quidel common stock reported on this statement.

In the case of each such person, no part of the purchase price is or was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the shares of Quidel common stock reported on this statement.

Item 4.	Purpose of Transaction

In the case of each person filing this statement, the shares of Quidel common stock reported on this statement were acquired for investment purposes.

Depending upon market conditions and other factors, in the future each of the persons filing this statement may consider the purchase of additional shares of Quidel common stock or the disposition of existing shares, in the open market or otherwise; but at present, none of the persons filing this statement has any plans or proposals for any such purchase or disposition.

At present, neither Jack W. Schuler in his individual capacity nor any of the other persons filing this statement has any plans or proposals that relate to or would result in: (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Quidel or any subsidiary; (ii) a sale or transfer of a material amount of Quidel’s assets or the assets of any subsidiary; (iii) any change in the present board of directors or management of Quidel, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (iv) any material change in the present capitalization or dividend policy of Quidel; (v) any other change in Quidel’s business or corporate structure; (vi) any change in Quidel’s certificate of incorporation or bylaws or other actions that may impede the acquisition or control of Quidel by any person; (vii) causing Quidel common stock or other equity securities of Quidel to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (viii) a class of equity securities of Quidel becoming eligible for termination of registration pursuant to section 12(g)(4) of the Securities Exchange Act of 1934; or (ix) any action similar to those described in clauses (i)-(viii).

Mr. Schuler is a director of Quidel. In the normal course of his duties as a director, he may consider or propose the adoption by Quidel’s board of directors of plans or proposals that relate to or would result in one or more actions similar to those described in clauses (i)-(viii) of the preceding paragraph. At present, however, he does not have any plans to propose the adoption of any such plans or proposals.

Item 5.	Interest in Securities of the Issuer

This statement is filed for 4,594,562 shares of Quidel common stock consisting of: (i) 3,403,758 shares owned by Jack W. Schuler; (ii) 65,000 shares owned by Renate Schuler, Mr. Schuler’s wife; (iii) 441,961 shares owned by the Schuler Family Foundation; (iv) 227,920 shares owned by the Tanya Eva Schuler Trust; (v) 228,000 shares owned by the Therese Heidi Schuler Trust; and (vi) 227,923 shares owned by the Tino Hans Schuler Trust (the three trusts, the “Trusts”).

The 3,403,758 shares owned by Jack W. Schuler consist of 2,499,982 shares that he owns directly and 903,776 shares that he owns indirectly. The 2,499,982 shares that Mr. Schuler owns directly include (i) 69,067 shares issuable under stock options granted by Quidel under its 2010 Equity Incentive Plan (or a predecessor stockholder-approved plan) that are or become exercisable within 60 days after May 29, 2012 and (ii) 19,638 shares issuable pursuant to vested restricted stock units (“RSUs”). Mr. Schuler does not possess voting or investment power over these latter shares because, while the RSUs are vested, the shares are not currently issuable.

The 903,776 shares that Mr. Schuler owns indirectly consist of (i) 653,776 shares owned by an individual retirement account for his benefit and (ii) 250,000 shares owned by the Schuler Grandchildren LLC, an Illinois manager-managed limited liability company of which Mr. Schuler is the sole member and manager.

The 65,000 shares owned by Renate Schuler consist of 45,280 shares that she owns directly and 19,180 shares owned by an individual retirement account for her benefit.

The Schuler Family Foundation is a tax-exempt private operating foundation of which Mr. and Mrs. Schuler are two of the three directors.

The Trusts are irrevocable trusts that Mr. Schuler established for the benefit of his and Mrs. Schuler’s three children. All of the children are adults, and none of them resides with Mr. and Mrs. Schuler. Neither Mr. Schuler nor Mrs. Schuler is a trustee of any of the Trusts or has a pecuniary interest in any of the Trusts.

Mr. Schuler disclaims any beneficial interest in any of the shares owned by (i) Mrs. Schuler, (ii) the Schuler Family Foundation or (iii) any of the Trusts.

Mrs. Schuler disclaims any beneficial interest in any of the shares owned by (i) the Schuler Family Foundation or (ii) any of the Trusts.

(a)	Aggregate amount beneficially owned

The persons filing this statement beneficially own in the aggregate 4,594,562 shares of Quidel common stock, representing 13.9% of the shares of Quidel common stock outstanding (determined on the basis of 33,086,450 shares outstanding as of April 25, 2012, as disclosed by Quidel’s quarterly report on Form 10-Q for the quarter ended March 31, 2012 filed on April 30, 2012).

(b)	Individual amounts beneficially owned

for Jack W. Schuler:

(i)	Sole power to vote or to direct the vote:	3,403,758*
(ii)	Shared power to vote or direct the vote:	441,961†
(iii)	Sole power to dispose or to direct the disposition of:	3,403,758*
(iv)	Shared power to dispose of to direct the disposition of:	441,961†

*	This total includes 19,638 shares issuable pursuant to vested RSUs. Mr. Schuler does not currently possess voting or investment power over these shares because, while the RSUs are vested, the shares are not currently issuable. See Item 5.
†	Mr. Schuler shares the voting and dispositive power in respect of the 441,961 shares owned by the Schuler Family Foundation, of which Mr. Schuler is one of three directors. The other two directors are Mr. Schuler’s wife, Renate Schuler, and their daughter, Tanya Schuler.

for Renate Schuler:

(i)	Sole power to vote or to direct the vote:	65,000
(ii)	Shared power to vote or direct the vote:	441,961	*
(iii)	Sole power to dispose or to direct the disposition of:	65,000
(iv)	Shared power to dispose of to direct the disposition of:	441,961	*

*	Mrs. Schuler shares the voting and dispositive power in respect of the 441,961 shares owned by the Schuler Family Foundation, of which Mrs. Schuler is one of three directors. The other two directors are Mrs. Schuler’s husband, Jack W. Schuler, and their daughter, Tanya Schuler.

for the Schuler Family Foundation:

(i)	Sole power to vote or to direct the vote:	441,961
(ii)	Shared power to vote or direct the vote:	0
(iii)	Sole power to dispose or to direct the disposition of:	441,961
(iv)	Shared power to dispose of to direct the disposition of:	0

for the Tanya Eva Schuler Trust:

(i)	Sole power to vote or to direct the vote:	227,920
(ii)	Shared power to vote or direct the vote:	0
(iii)	Sole power to dispose or to direct the disposition of:	227,920
(iv)	Shared power to dispose of to direct the disposition of:	0

for the Therese Heidi Schuler Trust:

(i)	Sole power to vote or to direct the vote:	228,000
(ii)	Shared power to vote or direct the vote:	0
(iii)	Sole power to dispose or to direct the disposition of:	228,000
(iv)	Shared power to dispose of to direct the disposition of:	0

for the Tino Hans Schuler Trust:

(i)	Sole power to vote or to direct the vote:	227,923
(ii)	Shared power to vote or direct the vote:	0
(iii)	Sole power to dispose or to direct the disposition of:	227,923
(iv)	Shared power to dispose of to direct the disposition of:	0

for the Schuler Grandchildren LLC:

(i)	Sole power to vote or to direct the vote:	250,000
(ii)	Shared power to vote or direct the vote:	0
(iii)	Sole power to dispose or to direct the disposition of:	250,000
(iv)	Shared power to dispose of to direct the disposition of:	0

(c)	Recent transactions

During the past 60 days, there have not been any transactions in shares of Quidel common stock by any person filing this statement with the exception that on May 10, 2012 Jack W. Schuler acquired 2,600 shares of Quidel common stock pursuant to the vesting of RSUs held by Mr. Schuler.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for relationships previously described in Item 5, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of Quidel, including but not limited to, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material To Be Filed as Exhibits

No agreements or other material is required to be filed as exhibits.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 29, 2012.

/s/ JACK W. SCHULER
Jack W. Schuler

/s/ RENATE SCHULER
Renate Schuler

Schuler Family Foundation

/s/ JACK W. SCHULER
Jack W. Schuler, Director

Tanya Eva Schuler Trust

/s/ H. GEORGE SCHULER
H. George Schuler, Trustee

Therese Heidi Schuler Trust

/s/ H. GEORGE SCHULER
H. George Schuler, Trustee

Tino Hans Schuler Trust

/s/ H. GEORGE SCHULER
H. George Schuler, Trustee

Schuler Grandchildren LLC

/s/ JACK W. SCHULER
Jack W. Schuler, Manager